Shareholder meeting

The Fund held a Special Meeting of Shareholders on March 23, 2011.  The following proposal was considered by the shareholders:

Proposal:  Approve an Agreement and Plan of Reorganization between John Hancock Growth Opportunities Fund and John Hancock Small Company Fund. The votes cast are set forth below.

THE PROPOSAL PASSED ON March 23, 2011.

For	Against	Abstain	Uninstructed

1,145,331.1523	69,182.3307	72,823.8580	266,667.0000